# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000897101-24-000101
Filed by CIK 0002014854

## Reporting persons
- Stoney Lonesome HF LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,564,000; shared voting power 0; sole dispositive power 2,564,000; shared dispositive power 0; aggregate amount beneficially owned 2,564,000 (6.45% of the class)
- Clint Coghill: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); member of a group; sole voting power 85,410; shared voting power 0; sole dispositive power 85,410; shared dispositive power 0; aggregate amount beneficially owned 85,410 (0.21% of the class)

## Item 1. Issuer
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1700, Houston, Texas

## Item 2. Person Filing
Name of person filing: Stoney Lonesome HF LP
Address of principal business office or, if none, residence: 222 S Riverside Plaza Ste 15-155, Chicago IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Stoney Lonesome HF LP - 2,564,000
Clint Coghill - 85,410
Total = 2,649,410
Percent of class:
Stoney Lonesome HF LP - 6.45%
Clint Coghill - 0.21%
Total = 6.66%
Sole power to vote or to direct the vote:
Stoney Lonesome HF LP - 2,564,000
Clint Coghill - 85,410
Shared power to vote or to direct the vote:
Stoney Lonesome HF LP - 0
Clint Coghill - 0
Sole power to dispose or to direct the disposition:
Stoney Lonesome HF LP - 2,564,000
Clint Coghill - 85,410
Shared power to dispose or to direct the disposition:
Stoney Lonesome HF LP - 0
Clint Coghill - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stoney Lonesome HF LP: /s/Clint Coghill, Clint Coghill/President of General Partner (02/13/2025)
- Clint Coghill: /s/Clint Coghill, Clint Coghill (02/13/2025)